# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Class I Common Stock, par value $0.01
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001997289

## Reporting persons
- Inteligo Bank Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 3,124,249.97; sole dispositive power 0; shared dispositive power 3,124,249.97; aggregate amount beneficially owned 3,124,249.97 (6.37% of the class)
  Comment: The reported percentage is calculated based on 49,068,516.216 shares of all classes of common stock ("Common Stock") outstanding as of Janurary 2, 2026, based on information provided by the Issuer.
- Inteligo Group Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); sole voting power 0; shared voting power 3,124,249.97; sole dispositive power 0; shared dispositive power 3,124,249.97; aggregate amount beneficially owned 3,124,249.97 (6.37% of the class)
  Comment: The reported percentage is calculated based on 49,068,516.216 shares of Common Stock outstanding as of January 2, 2026, based on information provided by the Issuer.
- Intercorp Financial Services Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); sole voting power 0; shared voting power 3,124,249.97; sole dispositive power 0; shared dispositive power 3,124,249.97; aggregate amount beneficially owned 3,124,249.97 (6.37% of the class)
  Comment: The reported percentage is calculated based on 49,068,516.216 shares of Common Stock outstanding as of January 2, 2026, based on information provided by the Issuer.
- Intercorp Peru Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 3,124,249.97; sole dispositive power 0; shared dispositive power 3,124,249.97; aggregate amount beneficially owned 3,124,249.97 (6.37% of the class)
  Comment: The reported percentage is calculated based on 49,068,516.216 shares of Common Stock outstanding as of January 2, 2026, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York 10001

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by (i) Inteligo Bank Ltd. ("Bank"), (ii) Inteligo Group Corp. ("Group"), (iii) Intercorp Financial Services Inc. ("IFS") and (iv) Intercorp Peru Ltd. ("Intercorp Peru"). The foregoing are collectively referred to herein as the "Reporting Persons."

Bank directly holds the reported 3,124,249.97 shares of Class I Common Stock.

Bank is a subsidiary of Group.

Group is a wholly-owned subsidiary of IFS.

IFS is a wholly-owned subsidiary of Intercorp Peru.
Address of principal business office or, if none, residence:
The principal office of Bank is Balmoral Corporate Centre, Ground Floor, Unit B, Nassau, The Bahamas.

The principal office of Group is 50th Street and Elvira Mendez, P.H Torre Financial Center, Floor 48, Panama City, Panama.

The principal office of IFS and Intercorp Peru is Av. Carlos Villaran 140, 17th Floor La Victoria, Lima 13, Peru.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page. %
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Inteligo Bank Ltd. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit A Amended and Restated Joint Filing Agreement, dated as of November 7, 2024 (incorporated by reference to the Schedule 13G/A filed on November 8, 2024).

## Signatures
- Inteligo Bank Ltd.: /s/ Bruno Ferreccio, Bruno Ferreccio (02/13/2026)
- Inteligo Bank Ltd.: /s/ Victor Vinatea, Victor Vinatea (02/13/2026)
- Inteligo Group Corp.: By: /s/ Bruno Ferreccio on behalf of Inteligo Bank Ltd., as Authorized Signatory, Bruno Ferreccio on behalf of Inteligo Bank Ltd., as Authorized Signatory (02/13/2026)
- Inteligo Group Corp.: By: /s/ Victor Vinatea on behalf of Inteligo Bank Ltd., as Authorized Signatory, Victor Vinatea on behalf of Inteligo Bank Ltd., as Authorized Signatory (02/13/2026)
- Intercorp Financial Services Inc.: By: /s/ Bruno Ferreccio on behalf of Inteligo Bank Ltd., as Authorized Signatory, Bruno Ferreccio on behalf of Inteligo Bank Ltd., as Authorized Signatory (02/13/2026)
- Intercorp Financial Services Inc.: By: /s/ Victor Vinatea on behalf of Inteligo Bank Ltd., as Authorized Signatory, Victor Vinatea on behalf of Inteligo Bank Ltd., as Authorized Signatory (02/13/2026)
- Intercorp Peru Ltd.: By: /s/ Bruno Ferreccio on behalf of Inteligo Bank Ltd., as Authorized Signatory, Bruno Ferreccio on behalf of Inteligo Bank Ltd., as Authorized Signatory (02/13/2026)
- Intercorp Peru Ltd.: By: /s/ Victor Vinatea on behalf of Inteligo Bank Ltd., as Authorized Signatory, Victor Vinatea on behalf of Inteligo Bank Ltd., as Authorized Signatory (02/13/2026)